SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                Amendment No. 5
                                       to
                                  Schedule TO

                      Tender Offer Statement under Section
          14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934

                               Netro Corporation
     ----------------------------------------------------------------------
                                (Name of Issuer)


                           Netro Corporation (Issuer)
             -----------------------------------------------------
 (Name of Filing Person (Identifying Status as Offeror, Issuer or Other Person))


                    Common Stock, Par Value $0.001 Per Share
          -----------------------------------------------------------
                         (Title of Class of Securities)

                                   64114R109
          -----------------------------------------------------------
                     (CUSIP Number of Class of Securities)

                                  Sanjay Khare
                               Netro Corporation
                              3860 N. First Street
                           San Jose, California 95134
                            Telephone (408) 216-1500
          -----------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
           to Receive Notices and Communications on Behalf of Filing
                                    Persons)

                                    Copy to:
                            Francis S. Currie, Esq.
                             Davis Polk & Wardwell
                              1600 El Camino Real
                          Menlo Park, California 94025
                           Telephone: (650) 752-2000
          -----------------------------------------------------------

                           CALCULATION OF FILING FEE


          TRANSACTION VALUATION*               AMOUNT OF FILING FEE**
               $92,000,000                              $8,464

* Calculated solely for the purpose of determining the amount of the filing fee, based upon the purchase of 23,000,000 shares of common stock, par value $0.001 per share, at the maximum tender offer price of $4.00 per share.

** Previously paid.


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[x] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2)
and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $8,464
Form of Registration No.: SC TO-I
Filing Party:     Netro Corporation
Date Filed: July 19, 2002

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[ ] third-party tender offer subject to Rule 14d-1 [x] issuer tender offer subject to Rule 13e-4 [ ] going-private transaction subject to Rule 13e-3 [ ] amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

     This Amendment No. 5 to Tender Offer Statement on Schedule TO amends and supplements the statement originally filed on July 19, 2002 by Netro Corporation, a Delaware corporation, as amended on July 26, 2002, July 30, 2002, August 6, 2002 and August 8, 2002 in connection with its offer to purchase 23,000,000 shares, or such lesser number of shares as are properly tendered, of its common stock, par value $0.001 per share, including the associated preferred stock purchase rights issued under the Amended and Restated Rights Agreement, dated as of January 14, 2002, as amended, between Netro Corporation and American Stock Transfer & Trust Company, as Rights Agent, at prices not in excess of $4.00 nor less than $3.50 per share, net to the seller in cash, without interest, as specified by stockholders tendering their shares. Netro's offer is being made upon the terms and subject to the conditions set forth in the Offer to Purchase dated July 19, 2002 and in the related Letter of Transmittal, which, as amended or supplemented from time to time, together constitute the offer. This Amendment No. 5 to Schedule TO is intended to satisfy the reporting requirements of Rule 13 (e) of the Securities Exchange Act of 1934, as amended.

     In addition to the information set forth below, the information in the Offer to Purchase, as amended, and the related Letter of Transmittal, copies of which were filed with this Schedule TO as Exhibits (a) (1) (i) and (a) (1)
(ii), respectively, is incorporated by reference herein in response to Items 1 through 11 of this Tender Offer Statement on Schedule TO.

Item 6.

     Item 6 of this Schedule TO and the Offer to Purchase are hereby further amended and supplemented by appending the following paragraphs at the end of
Section 2 of the Offer to Purchase, as previously amended:

     "As previously disclosed, on August 2, 2002, Netro received a "letter of intent" from Wyndcrest Holdings, LLC offering to purchase all of the outstanding shares of Netro for $247 million (approximately $4.04 per share, based upon 61,194,406 shares outstanding as of July 12, 2002), which represented an increase of approximately 0.7% from the prior offer of $4.01 per share, or $245.4 million based upon 61,194,406 shares outstanding as of July 12, 2002. The offer was conditioned upon due diligence.

     In exercising its fiduciary duties, the Board continues to believe that the proposal is not in a range that reflects the true long-term value of Netro. The Board therefore rejected the proposal as not being in the best interests of Netro's stockholders. Consistent with its fiduciary duties, the Board will also continue to closely monitor the evolving Angel and AirStar markets and the Company's business plan, and intends to continue to take such future actions which it believes are in the best interests of the Company's stockholders.

     The Board also reiterated its belief that the tender offer represents a prudent and efficient means of providing short-term value and liquidity to stockholders. It allows stockholders that wish to sell their shares, an opportunity to do so at a significant premium to prices prevailing prior to the tender offer, while allowing stockholders who are not interested in selling a chance to retain a larger percentage interest in Netro's business and prospects. In focusing on long-term stockholder value, Netro intends to pursue opportunities to reduce operating costs and increase operating efficiencies.

NETRO'S BOARD OF DIRECTORS HAS APPROVED THE TENDER OFFER. HOWEVER, NEITHER NETRO NOR ITS BOARD OF DIRECTORS NOR THE DEALER MANAGER MAKES ANY
RECOMMENDATION TO NETRO'S STOCKHOLDERS WHETHER THEY SHOULD TENDER OR REFRAIN FROM TENDERING THEIR SHARES OR AS TO THE PURCHASE PRICE OR PURCHASE PRICES AT WHICH THEY MAY CHOOSE TO TENDER THEIR SHARES. STOCKHOLDERS MUST

MAKE THEIR OWN DECISION AS TO WHETHER TO TENDER THEIR SHARES AND, IF SO, HOW MANY SHARES TO TENDER AND THE PURCHASE PRICE OR PURCHASE PRICES AT WHICH THEIR SHARES SHOULD BE TENDERED."

Item 12. Exhibits.

(a) (1) (i)    Offer to Purchase, dated July 19, 2002.**
(a) (1) (ii)   Letter of Transmittal.**
(a) (1) (iii)  Guidelines for Substitute Form W-9.**
(a) (1) (iv)   Notice of Guaranteed Delivery.**
(a) (1) (v)    Letter to Stockholders dated July 19, 2002.**
(a) (1) (vi)   Letter to Clients dated July 19, 2002.**
(a) (1) (vii)  Letter to Brokers, Dealers Commercial Banks, Trust Companies
               and Other Nominees dated July 19, 2002.**
(a) (1) (viii) Summary Advertisement dated July 19, 2002.**
(a) (1) (ix)   Letter to Customers, dated July 19, 2002.**
(a) (1) (x)    Letter to Suppliers, dated July 19, 2002.**
(a) (1) (xi)   Frequently Asked Questions about Netro's Tender Offer, posted on Netro's website on July 26, 2002.**
(a) (5) (i)    Press Release, dated July 18, 2002.**
(a) (5) (ii)   Letter to Employees of Netro Corporation, dated July 18, 2002.**
(a) (5) (iii)  Script of Netro Conference Call, dated July 18, 2002.**
(a) (5) (iv)   Press Release, dated July 30, 2002.**
(a) (5) (v)    Press Release, dated August 12, 2002.

** Previously filed.


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                                   SIGNATURE

    After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
 Netro Corporation


                                           by: /s/ Sanjay Khare
                                              ----------------------------------
                                              Sanjay Khare
                                              Vice President and Chief Financial
                                              Officer

 Dated: August 12, 2002


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                                 EXHIBIT INDEX

EXHIBIT NUMBER                     DESCRIPTION
---------------                    ------------
(a) (1) (i)     Offer to Purchase, dated July 19, 2002.**
(a) (1) (ii)    Letter of Transmittal.**
(a) (1) (iii)   Guidelines for Substitute Form W-9.**
(a) (1) (iv)    Notice of Guaranteed Delivery.**
(a) (1) (v)     Letter to Stockholders dated July 19, 2002.**
(a) (1) (vi)    Letter to Clients dated July 19, 2002.**
(a) (1) (vii)   Letter to Brokers, Dealers Commercial Banks, Trust Companies and
                Other Nominees dated July 19, 2002.**
(a) (1) (viii)  Summary Advertisement dated July 19, 2002.**
(a) (1) (ix)    Letter to Customers, dated July 19, 2002.**
(a) (1) (xi)    Frequently Asked Questions about Netro's Tender Offer, posted on
                Netro's website on July 26, 2002.**
(a) (1) (x)     Letter to Suppliers, dated July 19, 2002.**
(a) (5) (i)     Press Release, dated July 18, 2002.**
(a) (5) (ii)    Letter to Employees of Netro Corporation, dated July 18, 2002.**
(a) (5) (iii)   Script of Netro Conference Call, dated July 18, 2002.**
(a) (5) (iv)    Press Release, dated July 29, 2002.**
(a) (5) (v)     Press Release, dated August 12, 2002.

** Previously filed.